Exhibit 99.1

Condensed consolidated income statement (unaudited)

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
£000s (except per share information)	£000s	£000s	£000s	£000s
Revenue	2,798	3,371	23,276	12,736
Cost of sales	(1,607)	(2,394)	(8,972)	(7,021)
Gross profit	1,191	977	14,304	5,715
Research and development costs	(8,934)	(8,771)	(34,088)	(27,206)
General and administrative expenses	(4,956)	(5,827)	(16,521)	(16,141)
Operating loss	(12,699)	(13,621)	(36,305)	(37,632)
Finance and other expenses	(8)	(34)	(97)	(34)
Finance and other income	2,046	4,329	1,058	5,348
Loss for the period before taxation	(10,661)	(9,326)	(35,344)	(32,318)
Taxation	2,411	2,223	6,489	5,592
Loss for the period after taxation	(8,250)	(7,103)	(28,855)	(26,726)
Loss per ordinary share (basic and diluted)	(7.4) pence	(7.2) pence	(26.4) pence	(28.8) pence

Condensed consolidated statement of comprehensive income (unaudited)

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
	£000s	£000s	£000s	£000s
Loss for the period after taxation	(8,250)	(7,103)	(28,855)	(26,726)
Other comprehensive expense, net of tax:
Items that may subsequently be reclassified to profit and loss:
Foreign exchange differences arising on consolidation of foreign operations	59	505	(130)	687
Total other comprehensive income/(expense) for the period	59	505	(130)	687
Total comprehensive expense for the period	(8,191)	(6,598)	(28,985)	(26,039)

Condensed consolidated balance sheet (unaudited)

	September 30, 2023	December 31, 2022
	£000s	£000s
Non-current assets
Property, plant and equipment	1,927	2,201
Goodwill	7,835	8,009
Other intangible assets	293	320
Financial assets at amortized cost	284	284
	10,339	10,814
Current assets
Cash and cash equivalents	58,812	54,816
Financial assets at amortized cost	-	16,328
R&D tax credit receivable	17,006	14,882
Other current assets	11,323	9,745
Trade receivables	462	915
	87,603	96,686
Non-current liabilities
Contract liabilities	(59,813)	(63,485)
Lease liability	(114)	-
	(59,927)	(63,485)
Current liabilities
Contract liabilities	(5,871)	(8,864)
Trade and other payables	(11,945)	(12,633)
Lease liability	(201)	(446)
	(18,017)	(21,943)
Net assets	19,998	22,072
Capital and reserves attributable to the owners of the parent
Share capital	5,800	5,390
Capital reserves	302,848	277,860
Translation reserve	1,955	2,085
Accumulated losses	(290,605)	(263,263)
Total shareholders' equity	19,998	22,072

Condensed consolidated statement of changes in equity (unaudited)

Nine months ended September 30, 2022
	Share Capital	Capital Reserves	Translation Reserve	Accumulated Losses	Total
	£000s	£000s	£000s	£000s	£000s
At January 1, 2022	4,489	225,462	1,541	(222,966)	8,526
Recognition of share-based payments	-	8,527	-	-	8,527
Options exercised in the period	-	(48)	-	48	-
Proceeds from ordinary shares issued	895	42,222	-	-	43,117
Transactions with owners recognized directly in equity	895	50,701	-	48	51,644
Loss for period	-	-	-	(26,726)	(26,726)
Other comprehensive income					-
Foreign exchange differences arising on consolidation of foreign operations	-	-	687	-	687
Total comprehensive expense for the period	-	-	687	(26,726)	(26,039)
At September 30, 2022	5,384	276,163	2,228	(249,644)	34,131

Nine months ended September 30, 2023
	Share Capital	Capital Reserves	Translation Reserve	Accumulated Losses	Total
	£000s	£000s	£000s	£000s	£000s
At January 1, 2023	5,390	277,860	2,085	(263,263)	22,072
Recognition of share-based payments	-	11,545	-	-	11,545
Options exercised in the period	-	(1,513)	-	1,513	-
Proceeds from ordinary shares issued	410	14,956	-	-	15,366
Transactions with owners recognized directly in equity	410	24,988	-	1,513	26,911
Loss for period	-	-	-	(28,855)	(28,855)
Other comprehensive income					-
Foreign exchange differences arising on consolidation of foreign operations	-	-	(130)	-	(130)
Total comprehensive expense for the period	-	-	(130)	(28,855)	(28,985)
At September 30, 2023	5,800	302,848	1,955	(290,605)	19,998

Condensed consolidated statement of cash flows (unaudited)

	Nine months ended
	September 30, 2023	September 30, 2022
	£000s	£000s
Cash flow from operating activities
Loss before tax	(35,344)	(32,318)
Depreciation charges	350	337
Amortization charges	27	4
Charge for the period in respect of share-based payments	11,545	8,527
Net foreign exchange loss/(gain)	992	(228)
Finance and other expenses	97	-
Finance and other income	(1,058)	(5,348)
Decrease in trade and other receivables	80	201
(Increase) in other current assets	(1,578)	(4,823)
(Increase) in RDEC Receivable	(1,653)	-
(Decrease)/Increase in trade and other payables	(713)	3,751
(Decrease) in contract liabilities	(6,665)	(2,151)
Cash spent on operations	(33,920)	(32,048)
Tax paid	(417)	-
R&D tax credits received	6,853	-
Net cash outflow from operating activities	(27,484)	(32,048)
Cash flow from investing activities
Redemption of financial assets at amortized cost	36,183	-
Purchase of financial assets at amortized cost	(20,666)	-
Interest received	575	9
Purchase of property, plant and equipment	(44)	(137)
Net cash inflow/(outflow) from investing activities	16,048	(128)
Cash flow from financing activities
Repayment of lease liabilities	(131)	(112)
Proceeds from issue of share capital	15,366	43,117
Net cash inflow from financing activities	15,235	43,005
Increase in cash and cash equivalents	3,799	10,829
Cash and cash equivalents at start of year	54,816	73,537
Effect of exchange rate fluctuations on cash and cash equivalents held	197	5,651
Cash and cash equivalents at end of period	58,812	90,017

Notes to the financial statements

Three and nine months ended September 30, 2023

1. General information

Silence Therapeutics plc and its subsidiaries (together the "Group") are primarily involved in the discovery, delivery and development of RNA therapeutics. Silence Therapeutics plc (the "Company"), a public company limited by shares registered in England and Wales, with company number 02992058, is the Group’s ultimate parent company. The Company’s registered office is 27 Eastcastle Street, London, W1W 8DH and the principal place of business is 72 Hammersmith Road, London, W14 8TH.

These unaudited condensed consolidated interim financial statements were approved for issue on November 14, 2023.

These unaudited condensed consolidated interim financial statements do not comprise statutory accounts within the meaning of section 434 of the Companies Act 2006. Statutory accounts for the year ended December 31, 2022, were approved by the board of directors on March 23, 2023 and delivered to the Registrar of Companies. The report of the auditors on those accounts was unqualified and did not contain any statement under section 498 of the Companies Act 2006. It did, however, draw attention to the significant doubt in respect of the Company’s going concern.

The condensed consolidated interim financial statements have not been audited.

Basis of preparation and accounting policies

This unaudited condensed consolidated interim financial report for the three-month and nine-month reporting periods ended September 30, 2023 have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB").

The interim report does not include all of the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended December 31, 2022 which was prepared in accordance with IFRS (International Financial Reporting Standards) as issued by the IASB.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting periods except for a new policy to account for the potential variable payments relating to reacquired rights under the modified collaboration with Mallinckrodt plc ("Mallinckrodt") as further explained in note 3.

The preparation of these unaudited condensed consolidated interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results might differ from these estimates.

In preparing these unaudited condensed consolidated interim financial statements, the significant judgments made by management in applying the Group's accounting policies and the key sources of estimation uncertainty are disclosed in the ‘Critical Accounting Policies, Judgments and Estimates’ section beginning on page 21.

2. Going concern

The Group has incurred recurring losses since inception, including net losses of £28.9 million for the nine months ended September 30, 2023. As of September 30, 2023, the Group had accumulated losses of £290.6 million.

The Group expects to incur operating losses for the foreseeable future as it continues its research and development efforts, seeks to obtain regulatory approval of its product candidates and pursues any future product candidates the Group may develop.

To date, the Group has funded its operations through upfront payments and milestones from collaboration agreements, equity offerings and proceeds from private placements, as well as management of expenses and other financing options to support its continued operations. During 2021, the Group received $40.0 million (£30.8 million) of upfront payments in respect of the AstraZeneca plc ("AstraZeneca") collaboration, $45.0 million from a private placement of American Depositary Shares ("ADSs") (approximately $42.0 million / £30.8 million, net of expenses) and an approximately $16.0 million (£10.7 million) upfront payment (net of taxes withheld, based on the exchange rate at the payment date), related to the Hansoh Pharmaceutical Group Company Limited ("Hansoh") collaboration executed on October 14, 2021. In August 2022, the Group raised additional funds through a registered direct offering with aggregate gross proceeds of $56.5 million (approximately £46.4 million) before deducting $4.1 million (approximately £3.3 million) in placement agent fees and other expenses. In 2023, the Group received a $10.0 million (approximately £7.9 million) milestone from the AstraZeneca collaboration and $4 million (approximately £3.2 million) in milestones from the Hansoh collaboration. The Group also raised net proceeds of approximately $19.5 million (approximately £15.5 million), before deducting £0.7 million in placement agent fees and other expenses from its open market sale agreement. As of September 30, 2023, the Company had cash and cash equivalents of £58.8 million (approximately $71.7 million).

The Group has the responsibility to evaluate whether conditions and/or events raise material uncertainty about its ability to meet its future financial obligations as they become due within one year after the date that the financial statements are issued. The forecast for evaluating the going concern basis of the Group includes continued investment in our technology platform and product pipeline. The forecast does not include collaboration milestones which have not been fully achieved or other assumptions for potential future non-dilutive or dilutive funding sources. This represents a material uncertainty which may cast significant doubt (or raise substantial doubt as contemplated by Public Company Accounting Oversight Board standards) on the Group’s ability to continue as a going concern and therefore the Group may be unable to realize assets and discharge liabilities in the normal course of business. These consolidated financial statements have been prepared assuming that the Group will continue as a going concern which contemplates the continuity of operations, realization of assets and the satisfaction of liabilities in the ordinary course of business and does not include adjustments that would result if the Group were unable to continue as a going concern.

The Group will need to raise additional funding to fund its operation expenses and capital expenditure requirements in relation to its clinical development activities. The Group may seek additional funding through public or private equity financings, additional proceeds through its authorized open market sales agreement, debt financings or collaboration agreements. The Group anticipates achievement of additional future milestone payments of up to $10 million from existing collaboration agreements in the next twelve months, which will extend the ability to fund operations into the first quarter of 2025. However, these future milestone payments are dependent on the achievement of certain development or regulatory objectives that may not occur. The inability to obtain future funding could impact the Group’s financial condition and ability to pursue its business strategies, including being required to delay, reduce or eliminate some of its research and development programs, or being unable to continue operations and ability to continue as a going concern.

3. Revenue

Revenue from collaboration agreements for the three and nine months ended September 30, 2023 predominately relates to the research collaboration agreements the Company entered into with Mallinckrodt in July 2019 and AstraZeneca in March 2020.

Revenue for the nine months ended September 30, 2023 comprised £22.8 million of research collaboration income (September 30, 2022: £12.3 million) and £0.4 million of royalty income (September 30, 2022: £0.4 million).

	Three months ended		Nine months ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
	£000s	£000s	£000s	£000s
Revenue from Contracts with Customers
Research collaboration - Mallinckrodt	145	2,402	10,296	9,481
Research collaboration - AstraZeneca	2,296	786	12,201	2,756
Research collaboration - Other	216	31	338	80
Research collaboration - Total	2,657	3,219	22,835	12,317
Royalties	141	152	441	419
Total revenue from contracts with customers	2,798	3,371	23,276	12,736

Under the Company’s collaboration agreement with Mallinckrodt, the Company received an upfront cash payment of £16.4 million ($20.0 million) in 2019 and was eligible to receive specified development, regulatory and commercial milestone payments. No milestone payments under this agreement were achieved during the nine months ended September 30, 2023 (nine months ended September 30, 2022: £2.2 million). In addition to the upfront and potential milestone payments, Mallinckrodt agreed to fund some of the Company’s research personnel and preclinical development costs. The Company recognizes the upfront payment, milestone payments, payments for personnel costs and other research funding payments over time, in accordance with IFRS 15 para 35 c). During the nine months ended September 30, 2023, the Company recognized a total of £10.3 million in revenue under this agreement (nine months ended September 30, 2022: £9.5 million).

In March 2023, the Company reacquired exclusive worldwide rights to two preclinical siRNA assets under its Mallinckrodt collaboration, which resulted in a modification of the agreement. No additional performance obligations were identified as a result of the modification as there were no additional goods or services to be provided by the Company and the modification resulted in the partially satisfied performance obligations relating to the two reacquired targets becoming fully satisfied as the Company was no longer obligated to develop these targets. SLN501, the C3 targeting program, remains under the original collaboration agreement. The Company accounted for the modification as if it were part of the existing contract as the remaining services to be delivered form part of a single performance obligation that is partially satisfied at the date of contract modification. The effect of the contract modification was that the consideration originally received for the two preclinical siRNA assets was reallocated to SLN501. The Company recognized the effect of the contract modification on the measure of progress towards complete satisfaction of the SLN501 performance obligation, and recognized an adjustment to revenue at the date of the contract modification on a cumulative catch-up basis. The Company recognized £8.0 million on the contract modification date. In relation to the reacquired targets, the two preclinical siRNA assets were recognized at fair value. The fair value of those assets has been determined to be nil. Under the modification, the Company agreed to pay future success-based milestones and low single digit royalties on net sales if the projects advance. The Company will recognize these variable success-based milestones as an intangible asset at cost when triggered. Any royalties payable will be expensed in cost of sales.

Under the Company’s collaboration agreement with AstraZeneca, the Company received an upfront cash payment of £17.1 million ($20.0 million) in 2020 with a further amount of £30.8 million ($40.0 million) received in May 2021. The Company is also eligible to receive specified development and commercial milestone payments as well as tiered royalties on net sales, if any. The Company recognizes the upfront payment and milestone payments over time, in accordance with IFRS 15 para 35 c). During the nine months ended September 30, 2023, the Company achieved a milestone payment of approximately £7.9 million ($10.0 million) (nine months ended September 30, 2022: nil).

During the nine months ended September 30, 2023, the Company recognized a total of £12.2 million in revenue under this agreement (nine months ended September 30, 2022: £2.8 million).

The Company entered into a collaboration agreement with Hansoh on October 14, 2021. The Company received an upfront cash payment of approximately $16.0 million (£10.7 million, net of taxes based on the exchange rate at the payment date) in December 2021. The Company is eligible to receive development, regulatory and commercial milestones as well as royalties on Hansoh net product sales. During the nine months ended September 30, 2023, the Company achieved milestone payments totaling approximately £3.2 million ($4 million) (nine months ended September 30, 2022: £1.5 million). The Company recognizes the upfront payment and milestone payments over time, in accordance with IFRS 15 para 35 c). During the nine months ended September 30, 2023, the Company recognized a total of £0.3 million in revenue under this agreement (nine months ended September 30, 2022: £80 thousand).

In December 2018, the Company entered into a settlement and license agreement with Alnylam Pharmaceuticals Inc. ("Alnylam") pursuant to which the Company settled outstanding patent litigation with Alnylam related to its RNAi product ONPATTRO. As part of the settlement, the Company licenses specified patents to Alnylam, and Alnylam pays the Company a tiered royalty of up to one percent of net sales of ONPATTRO in the European Union. The Company is eligible to receive these royalties through December 2023. The Company invoices Alnylam quarterly in arrears based on sales data for that quarter as reported to the Company by Alnylam. Royalty revenue is recognized based on the level of sales when the related sales occur. During the nine months ended September 30, 2023, the Company recognized a total of £0.4 million in royalty income from Alnylam (nine months ended September 30, 2022: £0.4 million).

4. Segment reporting

In 2023, the Group operated in the specific technology field of RNA therapeutics.

Business segments

The Group has identified the Chief Executive Officer as the chief operating decision maker ("CODM"). For the three and nine months ended September 30, 2023 and 2022, the CODM determined that the Group had one business segment, the development of RNAi-based medicines. This is consistent with reporting to senior management. The information used internally by the CODM is the same as that disclosed in the financial statements.

An analysis of the Group’s assets and revenues by location is shown below:

	U.S.	U.K.	Germany	Total
	£000s	£000s	£000s	£000s
Non-current assets
As at December 31, 2022	-	1,166	9,648	10,814
As at September 30, 2023	-	987	9,352	10,339

Revenue analysis for the nine months ended September 30, 2022
Research collaboration	-	12,317	-	12,317
Royalties	-	-	419	419
	-	12,317	419	12,736

Revenue analysis for the nine months ended September 30, 2023
Research collaboration	-	22,835	-	22,835
Royalties	-	-	441	441
.	-	22,835	441	23,276

5. Loss per ordinary share (basic and diluted)

The calculation of the loss per ordinary share is based on the loss for the three months ended September 30, 2023 and on the weighted average number of ordinary shares in issue during the three months ended September 30, 2023 of 111,916,155 (three months ended September 30, 2022: 98,740,535).

The calculation of the loss per ordinary share is based on the loss for the nine months ended September 30, 2023 and on the weighted average number of ordinary shares in issue during the nine months ended September 30, 2023 of 109,448,835 (nine months ended September 30, 2022: 92,806,662).

The options outstanding at September 30, 2023 and 2022 are considered to be anti-dilutive as the Group is loss-making.

6. Goodwill

	September 30, 2023	December 31, 2022
	£000s	£000s
Balance at start of the period	8,009	7,592
Translation adjustment	(174)	417
Balance at end of the period	7,835	8,009

7. Contract liabilities

Contract liabilities comprise entirely deferred revenue in respect of the Mallinckrodt, AstraZeneca and Hansoh research collaborations. The current contract liabilities represent the amount of estimated revenue to be reported in the next twelve months related to amounts invoiced to our partners. Current and non-current contract liabilities include future revenue from collaborations, recharged expenses, upfront payments, and milestones achieved to September 30, 2023.

	September 30, 2023	December 31, 2022
	£000s	£000s
Contract liabilities:
Current	5,871	8,864
Non-current	59,813	63,485
Total contract liabilities	65,684	72,349

	Total
	£000s
Contract liabilities:
At January 1, 2022	76,748
Additions during period	10,166
Revenue unwound during period	(12,317)
At September 30, 2022	74,597

At January 1, 2023	72,349
Additions during period	16,170
Revenue unwound during period	(22,835)
At September 30, 2023	65,684

8. Taxation

An additional £4.0 million current tax asset was recognized in respect of research and development tax credits in the three months ended September 30, 2023 (three months ended September 30, 2022: £2.3 million). This included an additional true up to the 2022 current tax asset recognized of £0.9 million based on the actual submission to the taxing authorities. The Company had a foreign tax expense of £0.1 million for the three months ended September 30, 2023 (three months ended September 30, 2022: £0.1 million).

An £8.1 million current tax asset was recognized in respect of research and development tax credits in the nine months ended September 30, 2023 (nine months ended September 30, 2022: £6.0 million). In the nine months ended September 30, 2023, £0.4 million of tax expense was recognized on withholding tax (three months ended September 30, 2022: £0.2 million). Since the Group does not have an establishment or place of business in China, the Group is subject to withholding tax on gross income from dividends, interest, lease of property, royalties and other China-source passive income. The Company had a foreign tax expense of £0.4 million for the nine months ended September 30, 2023 (nine months ended September 30, 2022: £0.3 million).

The current tax asset at September 30, 2023 was £17.0 million, comprised of £8.1 million in respect of research and development activity for the nine months ended September 30, 2023 and £8.9 million in respect of the year ended December 31, 2022.

9. Capital reserves

Nine months ended September 30, 2022

	Share premium account	Merger reserve	Share based payment reserve	Capital redemption reserve	Total
	£000s	£000s	£000s	£000s	£000s
At January 1, 2022	184,332	22,248	13,688	5,194	225,462
Ordinary shares issued	45,532	-	-	-	45,532
On options in issue during the period	-	-	8,527	-	8,527
On options exercised during the period	38	-	(48)	-	(10)
Costs capitalized in respect of issuance of shares during the period	(3,348)				(3,348)
Movement in the period	42,222	-	8,479	-	50,701
At September 30, 2022	226,554	22,248	22,167	5,194	276,163

Nine months ended September 30, 2023

	Share premium account	Merger reserve	Share based payment reserve	Capital redemption reserve	Total
	£000s	£000s	£000s	£000s	£000s
At January 1, 2023	226,670	22,248	23,748	5,194	277,860
Ordinary shares issued	15,396				15,396
On options in issue during the period	-	-	11,545	-	11,545
On options exercised during the period	236		(1,513)		(1,277)
Costs capitalized in respect of issuance of shares during the period	(676)	-	-	-	(676)
Movement in the period	14,956	-	10,032	-	24,988
At September 30, 2023	241,626	22,248	33,780	5,194	302,848

	September 30, 2023	December 31, 2022
	£000s	£000s
Authorized, allotted, called up and fully paid ordinary shares, par value £0.05	5,800	5,390

Number of shares in issue	116,009,788	107,808,472
Number of ADS in issue	38,669,929	35,936,157

The Group has only one class of shares. All ordinary shares have equal voting rights and rank pari passu for the distribution of dividends.

On October 15, 2021, we entered into an Open Market Sale Agreement (the "Sales Agreement"), with Jefferies LLC ("Jefferies"), under which Jefferies, as our exclusive agent, at our discretion and at such times that we may determine from time to time, may sell over a three-year period from the execution of the Sales Agreement up to a maximum of $100.0 million of ADSs. Under the terms of the Sales Agreement, Jefferies may sell the ADSs at market prices by any method that is deemed to be an "at the market offering" as defined in Rule 415 under the Securities Act of 1933, as amended. The ADSs offered under the Sales Agreement are being offered pursuant to a registration statement on Form F-3 that became effective on October 22, 2021. We may offer and sell up to $300.0 million of our shares, represented by ADSs, from time to time in one or more offerings. During the nine months ended September 30, 2023, we sold 2.5 million ADSs for net proceeds of approximately $19.5 million (approximately £15.8 million), before deducting £0.7 million in placement agent fees and other expenses. As of this filing, approximately $80.5 million of ADSs remained available under the Sales Agreement.

Details of the ordinary shares issued by the Company during the nine months ended September 30, 2023 are as follows:

Number of ordinary shares in issue at January 1, 2022	89,784,720
Shares issued during the period	17,850,000
Options exercised at $0.20/ADS or $0.07/ordinary share	21,292
Options exercised at $5.88/ADS or $1.96/ordinary share	24,000
Number of ordinary shares in issue at September 30, 2022	107,680,012

The below reflects USD exercise prices of exercised options over ADSs (converted to ordinary shares in a 3:1 ratio) following delisting from AIM on November 29, 2021.
Number of ordinary shares in issue at January 1, 2023	107,808,472
Number of equivalent ADSs in issue at January 1, 2023	35,936,157
Options exercised at $3.76/ADS or $1.508/ordinary share	27,498
Options exercised at $0.20/ADS or $0.0802/ordinary share	222,279
Options exercised at $2.40/ADS or $0.08/ordinary share	39,999
Options exercised at $7.60/ADS or $3.049/ordinary share	84,384
Options exercised at $.21/ADS or $0.0842/ordinary share	193,605
Ordinary shares issued under the Sales Agreement	7,633,551
Number of ordinary shares in issue at September 30, 2023	116,009,788
Number of equivalent ADS in issue at September 30, 2023	38,669,929

10. Related party transactions

In 2022, the Company agreed to pay Gladstone Consultancy Partnership, a company controlled by the Company’s Non-Executive Chairman, Iain Ross, £60 thousand (plus any applicable value added tax) for consulting and advisory services provided by Mr. Ross. Gladstone Consulting Partnership is no longer being engaged by the Company in 2023.

There were no related party transactions between the Company and its directors, executive officers, or holders of more than 10% of its outstanding share capital and their affiliates, in the nine months ended September 30, 2023.

11. Subsequent Events

None

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of financial condition and operating results together with our unaudited financial statements as of and for the three and nine months ended September 30, 2023 and the related notes to those unaudited condensed consolidated financial statements included as Exhibit 99.1 to this Report on Form 6-K, as well as our audited consolidated financial statements and related notes as disclosed in our Annual Report on Form 20-F for the year ended December 31, 2022 filed with the Securities and Exchange Commission, or the SEC, on March 15, 2023.

The statements in this discussion with respect to our plans and strategy for our business, including expectations regarding our future liquidity and capital resources and other non-historical statements, are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including the risks and uncertainties described in Exhibit 99.1 to this Report on Form 6-K. Our actual results may differ materially from those contained in or implied by any forward-looking statements.

Overview

Silence Therapeutics plc (“we”, “us”, “our”, “the Company” or “Silence”) is a biotechnology company focused on discovering and developing novel molecules incorporating short interfering ribonucleic acid, or siRNA, to inhibit the expression of specific target genes thought to play a role in the pathology of diseases with significant unmet medical need. Our siRNA molecules are designed to harness the body’s natural mechanism of RNA interference, or RNAi, by specifically binding to and degrading messenger RNA, or mRNA, molecules that encode specific targeted disease-associated proteins in a cell. By degrading the message that encodes the disease-associated protein, the production of that protein is reduced, and its level of activity is lowered. In the field of RNAi therapeutics, this reduction of disease-associated protein production and activity is referred to as “gene silencing.” Our proprietary mRNAi GOLD™ (GalNAc Oligonucleotide Discovery) platform consists of precision engineered product candidates designed to accurately target and ‘silence’ specific disease-associated genes in the liver. Using our mRNAi GOLD™ platform, we have generated siRNA product candidates both for our internal development pipeline as well as for out-licensed programs with third-party collaborators. Our wholly owned pipeline is currently focused in three therapeutic areas of high unmet need: cardiovascular disease, hematology and rare diseases.

Zerlasiran (SLN360), an siRNA targeting the LPA gene, is our wholly owned product candidate currently in phase 2 clinical development (ALPACAR-360 trial) to reduce high levels of lipoprotein(a), or Lp(a), a genetically determined cardiovascular risk factor affecting up to 20% of the world’s population. In February 2022, we reported positive results from the single-ascending dose portion of the APOLLO phase 1 program evaluating zerlasiran in 32 healthy adults with high Lp(a) ≥150 nmol/L. In the single dose trial, participants in the top two zerlasiran single dose groups (300 mg and 600 mg) were observed to have experienced up to a 96% and 98% median reduction in Lp(a) levels, respectively, and median reductions of up to 71% and 81% from baseline persisted at 150 days. Those receiving a placebo saw no change in Lp(a) levels. Further analysis showed median time-averaged Lp(a) reductions over 150 days exceeded 80% in the zerlasiran 300 mg and 600 mg dose groups. At day 365, some participants still exhibited substantial knockdown of Lp(a) to approximately 50% of baseline. Zerlasiran was well tolerated with no serious safety concerns reported. In November 2023, we reported positive topline results from the multiple-ascending dose portion of the APOLLO program in 36 adults with baseline Lp(a) levels ≥150 nmol/L and stable atherosclerotic cardiovascular disease (ASCVD). In the multiple dose trial, zerlasiran (200 mg, 300 mg and 450 mg) was administered twice subcutaneously at two different dosing intervals. Data demonstrated a significant reduction from baseline in Lp(a) of up to 99% at 90 days following injection of repeated doses. Lp(a) levels remained approximately 90% lower than baseline at 201 days (end of treatment period) at the two highest doses. A dose dependent reduction in low-density lipoprotein cholesterol (LDL cholesterol) and apolipoprotein B (ApoB) was also observed. Zerlasiran was well tolerated; no clinically important safety concerns were identified. We plan to present further results from the APOLLO multiple dose study at a future cardiovascular medicines conference. Zerlasiran is currently being evaluated in the fully enrolled ALPACAR-360 phase 2 study in patients with Lp(a) levels at or over 125 nmol/L at high risk of ASCVD events. We expect to report topline 36-week data in the first quarter of 2024 and topline 48-week data in the second quarter of 2024. We are currently finalizing the design of our phase 3 Clinical Outcomes Trial. We continue to engage in global partnership discussions for future zerlasiran development and for potential future commercialization.

SLN124, an siRNA targeting the TMPRSS6 gene, is our wholly owned product candidate that has shown the potential to address a range of hematological conditions by modulating endogenous hepcidin, a peptide hormone that is the master regulator of systemic iron balance. SLN124 demonstrated proof of mechanism in the GEMINI phase 1 trial in healthy volunteers completed in May 2021, representing the first clinical data from our mRNAi GOLD™ platform. In the GEMINI study, SLN124 was observed to increase average hepcidin approximately four-fold and reduce serum iron by approximately 50% after a single dose with effects persisting for at least two months. Data were presented at the American Society of Hematology (ASH) 2021 Annual Meeting and published in the American Journal of Hematology in July 2023. SLN124 has FDA Fast Track and orphan disease designations for polycythemia vera, or PV, and is currently being evaluated in the SANRECO phase 1/2 trial in patients with PV.

The potential of our mRNAi GOLD™ platform has been validated through ongoing research and development collaborations with leading pharmaceutical companies, such as AstraZeneca, Mallinckrodt and Hansoh. These collaborations collectively represent up to 14 pipeline programs and approximately $5.5 billion in potential milestones plus royalties.

We believe the potential for our mRNAi GOLD™ platform to address disease-associated genes in the liver is substantial. Only around one percent of the approximately 14,000 liver expressed genes have been targeted by publicly known siRNAs. Once in the clinic, early-stage GalNAC-conjugated RNAi programs have shown a much greater likelihood of advancement from the current phase of development compared to the pharmaceutical industry average. We aim to maximize our mRNAi GOLD™ platform by advancing both our proprietary and partnered pipelines.

Third Quarter 2023 and Recent Business Highlights

mRNAi GOLD™ Proprietary Program Updates

Zerlasiran (cardiovascular disease)

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Announced positive topline data in the multiple dose portion of the APOLLO phase 1 study in subjects with high lipoprotein(a) (“Lp(a)”) and stable atherosclerotic cardiovascular disease (“ASCVD”). Data highlights included:
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Showed very significant and durable reductions in Lp(a) of up to 99%
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Lp(a) levels remained around 90% lower than baseline at study endpoint
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Well tolerated; no clinically important safety concerns were identified
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Continued to advance the fully enrolled ALPACAR-360 phase 2 study in subjects with high Lp(a) at high risk of ASCVD events.

SLN124 (hematological disorders)

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Advanced enrollment into the phase 1 portion of the SANRECO phase 1/2 study in polycythemia vera (“PV”) patients and provided guidance for data in mid-2024.
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Completed the multiple dose portion of the GEMINI II phase 1 study in non-transfusion dependent thalassemia patients. SLN124 was well tolerated at all doses with no safety issues identified. While proof of mechanism has been established in healthy volunteers, the effects on indicators of iron metabolism were variable in this study population of heterogeneous thalassemia subjects. Silence is prioritizing R&D efforts on the ongoing PV program and does not have plans to advance development in thalassemia at this time.

mRNAi GOLD™ Partnered Program Updates

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Continued to advance multiple undisclosed programs under our partnership agreements with AstraZeneca and Hansoh.

Anticipated Milestones

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Zerlasiran phase 2 topline 36-week data in the first quarter of 2024 and topline 48-week data in the second quarter of 2024.
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SLN124 data from the phase 1 portion of the SANRECO PV study expected in mid-2024.

Collaboration Agreement with AstraZeneca

In March 2020, we entered into a collaboration agreement with AstraZeneca to discover, develop and commercialize siRNA therapeutics for the treatment of cardiovascular, renal, metabolic and respiratory diseases. Under this agreement, AstraZeneca made an upfront cash payment to us of $20.0 million in May 2020. AstraZeneca made an additional unconditional cash payment to us of $40.0 million which was received in May 2021. In March 2020, an affiliate of AstraZeneca also subscribed for 4,276,580 new ordinary shares for an aggregate subscription price of $20.0 million.

The collaboration covers five targets initially, with AstraZeneca having the option to extend the collaboration to a further five targets. AstraZeneca has agreed to pay us $10.0 million upon the exercise of each option to collaborate on an additional target. In May 2023, AstraZeneca nominated the first product candidate under our collaboration, triggering a $10 million option fee to us to advance development on an undisclosed program. For each target selected, we will be eligible to receive up to $140.0 million in potential milestone payments upon the achievement of milestones relating to the initiation of specified clinical trials, the acceptance of specified regulatory filings and the first commercial sale in specified jurisdictions. For each target selected, we will also be eligible to receive up to $250.0 million in potential commercial milestone payments, upon the achievement of specified annual net sales levels, as well as tiered royalties as a percentage of net sales ranging from the high single digits to the low double digits.

Collaboration Agreement with Mallinckrodt

In July 2019, we entered into a collaboration agreement with Mallinckrodt to develop and commercialize RNAi drug targets designed to silence the complement cascade in complement-mediated disorders. In connection with the execution of this agreement, Mallinckrodt made an upfront cash payment to us of $20.0 million (equivalent to £16.4 million as of the payment date). Under a separate subscription agreement, Cache Holdings Limited, a wholly owned subsidiary of Mallinckrodt, concurrently subscribed for 5,062,167 new ordinary shares for an aggregate subscription price of $5.0 million (equivalent to £4.0 million as of the payment date). Under the agreement, we granted Mallinckrodt an exclusive worldwide license to our C3 targeting program, SLN501, with options to license two additional undisclosed complement-mediated disease targets from us. In July 2020, Mallinckrodt exercised options on the two additional complement targets.

In March 2023, we reacquired exclusive worldwide rights from Mallinckrodt to the two undisclosed preclinical complement targets. Under the terms of the modified agreement, we did not make any upfront payment to get the two assets back and will potentially pay future success-based milestones and low single digit royalties on net sales if the projects advance. SLN501, the C3 targeting program, remains under the original collaboration agreement.

Under the terms of the SLN501 partnership, we are responsible for phase 1 development and Mallinckrodt is funding all of our research personnel costs on a full-time equivalent, or FTE, basis associated with this program. We are also responsible for the provision of drug product for preclinical activities and for the phase 1 clinical trial, but any manufacturing expense relating to the phase 1 trial is paid for by Mallinckrodt. After completion of the phase 1 clinical trial, Mallinckrodt will assume clinical development and responsibility for potential global commercialization.

The collaboration provides for potential additional development and regulatory milestone payments in an aggregate amount of up to $100 million for the C3 target. Milestones relate to the initiation of specified clinical trials in specified jurisdictions and upon the receipt of regulatory approvals by specified authorities for multiple indications. We are also eligible to receive potential commercial milestone payments upon the achievement of specified levels of annual net sales and tiered, low double-digit to high-teen percentage royalties on net sales. In October 2019, we received a $2 million research milestone payment upon the initiation of work on the SLN501 C3 program. In April 2021, we received another $2 million for initiating IND-enabling studies. In March 2022, we triggered another $3 million milestone payment following the submission of the SLN501 clinical trial application. The SLN501 program is currently in phase 1 clinical trials.

Collaboration Agreement with Hansoh

On October 15, 2021, we announced a collaboration agreement with Hansoh, one of the leading biopharmaceutical companies in China, to develop siRNAs for three undisclosed targets leveraging Silence's proprietary mRNAi GOLD™ platform. Under the terms of the agreement, Hansoh will have the exclusive option to license rights to the first two targets in Greater China, Hong Kong, Macau and Taiwan following the completion of phase 1 trials. We will retain exclusive rights for those two targets in all other territories. Silence will be responsible for all activities up to option exercise and will retain responsibility for development outside the China region post phase 1 trials. Hansoh will also have the exclusive option to license global rights to a third target at the point of IND filing. Hansoh will be responsible for all development activities post option exercise for the third target. Hansoh made a $16 million upfront payment to us in December 2021. We achieved our first $2 million research milestone payment in the Hansoh collaboration in April 2022. We achieved two additional preclinical milestones in the second quarter of 2023, for which we are entitled to receive a total of $4 million from Hansoh. We are eligible to receive up to $1.3 billion in additional development, regulatory and commercial milestones. We will also receive royalties tiered from low double-digit to mid-teens on Hansoh net product sales.

Financial Operations Overview

Revenue

We do not have any approved products. Accordingly, we have not generated any revenue from product sales, and we do not expect to generate any revenue from the sale of any products unless and until we obtain regulatory approvals for, and commercialize any of, our product candidates. In the future, we will seek to generate revenue primarily from product sales and, potentially, regional or global strategic collaborations with third parties.

Under the Company’s collaboration agreement with Mallinckrodt, the Company received an upfront cash payment of £16.4 million ($20.0 million) in 2019 and was eligible to receive specified development, regulatory and commercial milestone payments. During the nine months ended September 30, 2023, the Company received no milestone payments (nine months ended September 30, 2022: £2.2 million). In addition to the upfront and milestone payments, Mallinckrodt had agreed to fund some of the Company’s research personnel and preclinical development costs. The Company recognized the upfront payment, milestone payments, payments for personnel costs and other research funding payments over time, in accordance with IFRS 15 para 35 c). During the nine months ended September 30, 2023, the Company recognized a total of £10.3 million in revenue under this agreement (nine months ended September 30, 2022: £9.5 million).

In March 2023, the Company reacquired exclusive worldwide rights to two preclinical siRNA assets under its Mallinckrodt collaboration, which resulted in a modification of the agreement. No additional performance obligations were identified as a result of the modification as there were no additional goods or services to be provided by the Company and the modification resulted in the partially satisfied performance obligations relating to the two reacquired targets becoming fully satisfied as the Company was no longer obligated to develop these targets. SLN501, the C3 targeting program, remains under the original collaboration agreement. The Company has accounted for the modification as if it were part of the existing contract as the remaining services to be delivered form part of a single performance obligation that is partially satisfied at the date of contract modification. The effect of the contract modification was that the consideration originally received for the two preclinical siRNA assets was reallocated to SLN501. The Company has recognized the effect of the contract modification on the measure of progress towards complete satisfaction of the SLN501 performance obligation, and recognized an adjustment to revenue at the date of the contract modification on a cumulative catch-up basis. The Company recognized £8.0 million on the contract modification date. In relation to the reacquired targets, the two preclinical siRNA assets were recognized at fair value. The fair value of those assets has been determined to be nil. Under the modification, the Company agreed to pay future success-based milestones and low single digit royalties on net sales if the projects advance. The Company will recognize these variable success-based milestones as an intangible asset at cost when triggered. Any royalties payable will be expensed in cost of sales.

Under the Company’s collaboration agreement with AstraZeneca, the Company received an upfront cash payment of £17.1 million ($20.0 million) in 2020 with a further amount of £30.8 million ($40.0 million) received in May 2021. The Company is also eligible to receive specified development and commercial milestone payments as well as tiered royalties on net sales, if any. The Company recognizes the upfront payment and milestone payments over time, in accordance with IFRS 15 para 35 c). During the nine months ended September 30, 2023, the Company achieved a milestone payment of approximately £7.9 million ($10.0 million) (nine months ended September 30, 2022: nil). During the nine months ended September 30, 2023, the Company recognized a total of £12.2 million in revenue under this agreement (nine months ended September 30, 2022: £2.8 million).

The Company entered into a collaboration agreement with Hansoh on October 14, 2021. The Company received an approximately $16.0 million (£10.7 million, net of taxes based on the exchange rate at the payment date) upfront payment in December 2021. The Company is eligible to receive development, regulatory and commercial milestones as well as royalties on Hansoh net product sales. During the nine months ended September 30, 2023, the Company triggered milestone payments totaling approximately £3.2 million ($4 million) (nine months ended September 30, 2022: £1.5 million). The Company recognizes the upfront payment and milestone payments over time, in accordance with IFRS 15 para 35 c). During the nine months ended September 30, 2023, the Company recognized revenue of a total of £0.3 million in revenue under this agreement due to changes in overall work plans (nine months ended September 30, 2022: £80 thousand).

In December 2018, the Company entered into a settlement and license agreement with Alnylam, pursuant to which the Company settled outstanding patent litigation with Alnylam related to its RNAi product ONPATTRO. As part of the settlement, the Company licenses specified patents to Alnylam, and Alnylam pays the Company a tiered royalty of up to one percent of net sales of ONPATTRO in the European Union. The Company is eligible to receive these royalties through December 2023. The Company invoices Alnylam quarterly in arrears based on sales data for that quarter as reported to the Company by Alnylam. Royalty revenue is recognized based on the level of sales when the related sales occur. During the nine months ended September 30, 2023, the Company recognized a total of £0.4 million in royalty income from Alnylam (nine months ended September 30, 2022: £0.4 million).

Cost of Sales

Cost of sales consists of research and development expenditure that is directly related to work carried out on revenue generating contracts. This includes salary costs that are apportioned based on time spent by employees working on these contracts as well as costs of materials and costs incurred under agreements with contract research organizations, or CROs.

Operating Expenses

We classify our operating expenses into two categories: research and development costs and administrative expenses. Personnel costs, including salaries, benefits, bonuses and share-based payment expenses, comprise a significant component of each of these expense categories. We allocate expenses associated with personnel costs based on the function performed by the respective employees.

Research and Development Costs

The largest component of our total operating expenses since inception has been costs related to our research and development activities, including the preclinical and clinical development of our product candidates. We expense research and development costs as they are incurred and classify them as contracted development, personnel and other.

Our contracted research and development costs primarily consists of:

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costs incurred under agreements with contract research organizations ("CROs") and investigative sites that conduct our preclinical studies and clinical trials;
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costs related to manufacturing active pharmaceutical ingredients and drug products for our preclinical studies and clinical trials; and
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costs for materials used for in-house research and development activities.

Our research and development personnel expense primarily consists of:

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salaries and personnel-related costs, including bonuses, benefits, recruitment costs and any share-based payment expenses, for our personnel performing research and development activities or managing those activities that have been out-sourced; and
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consultants’ costs associated with target selection, preclinical and clinical research activities, and the progression of programs towards clinical trials.

Other research and development costs primarily consists of:

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costs of related facilities, equipment and other overhead expenses that are considered directly attributable to research and development;
•
costs associated with obtaining and maintaining patents for intellectual property; and
•
depreciation of capital assets used for research and development activities.

The successful development of our product candidates is highly uncertain. Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. Accordingly, we expect research and development costs to increase significantly for the foreseeable future as programs progress.

The duration, costs and timing of clinical trials and development of our product candidates will depend on a variety of factors, including:

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the scope, rate of progress, results and expenses of our ongoing and future clinical trials, preclinical studies and research and development activities;
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the potential need for additional clinical trials or preclinical studies requested by regulatory agencies;
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potential uncertainties in clinical trial enrollment rates or drop-out or discontinuation rates of patients;
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competition with other drug development companies in, and the related expense of, identifying and enrolling patients in our clinical trials and contracting with third-party manufacturers for the production of the drug product needed for our clinical trials;
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the achievement of milestones requiring payments under in-licensing agreements, if any;
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any significant changes in government regulation;
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the terms and timing of any regulatory approvals;
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the expense of filing, prosecuting, defending and enforcing patent claims and other intellectual property rights; and
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the ability to market, commercialize and achieve market acceptance for any of our product candidates, if they are approved.

We have not historically tracked research and development costs on a program-by-program basis for our preclinical product candidates.

Administrative Expenses

Administrative expenses consist of personnel costs, allocated expenses and other expenses for outside professional services, including legal, audit, tax and accounting services, public relations and investor relations services. Personnel costs consist of salaries, bonuses, benefits, recruitment costs and share-based payment expenses for personnel in executive, finance, business development and other support functions. Other administrative expenses include office space-related costs not otherwise allocated to research and development costs, insurance expenses, and costs of our information systems and costs for compliance with the day-to-day requirements of being a listed public company in the United States. We anticipate that our administrative expenses will continue to increase in line with the advancement of our research and development activities. We also expect to continue incurring expenses as a public company in the United States, including expenses related to compliance with the rules and regulations of the SEC and the Nasdaq Stock Market, additional insurance expenses, expenses related to investor relations activities and other administrative and professional services.

Finance and Other Income and Other Expenses

Finance and other income primarily relates to foreign exchange gains as well as interest earned on our cash, cash equivalents and short-term deposits as well as accretion earned on our U.S. treasury bills. Finance and other expense primarily relates to foreign exchange losses and interest expense associated with our building leases as well as lease liability. Foreign exchange gains and losses relate to the settlement of monetary items in foreign currencies, the retranslation of monetary items, and cash held in foreign currencies (primarily USD and Euros).

Taxation

We are subject to corporate taxation in the United Kingdom, the United States and Germany. Due to the nature of our business, we have generated losses since inception. Our income tax credit recognized represents the sum of the research and development, or R&D, tax credits recoverable in the United Kingdom. The U.K. R&D tax credit, as described below, is fully refundable to us.

As a company that carries out extensive research and development activities, we currently benefit from the U.K. R&D tax credit regime for small or medium-sized enterprises, or SMEs. Under the SME regime, we are able to surrender some of the trading losses that arise from qualifying R&D activities for a cash rebate of up to 18.6% of such qualifying R&D expenditures (starting on April 1, 2023, such rebate was reduced from up to 33.4%). From April 1, 2021, for credit claims in excess of £20,000, the amount of payable credit that a qualifying loss-making SME business can receive through SME research and development relief in any one year will be capped at £20,000 plus three times the company’s and certain connected parties’ total pay-as-you-earn and National Insurance Contributions liability for that year, unless the company actively manages its intellectual property and does not outsource more than 15% of its R&D to a related party. Based on the implementation of the new rules, we do not currently expect the Company's 2023 R&D tax claim to be restricted. Qualifying expenditures are net of any revenue contribution and largely comprise employment costs for research staff, materials, outsourced CRO costs and R&D consulting costs incurred as part of research projects, clinical trial and manufacturing costs, including outsourced CRO costs, employment costs for relevant staff and consumables incurred as part of research and development projects. Certain subcontracted qualifying research and development expenditures are eligible for a cash rebate of up to 14.1% (starting on April 1, 2023, such rebate was reduced from 21.7%). A large portion of costs relating to our research and development, clinical trials and manufacturing activities are eligible for inclusion within these tax credit cash rebate claims. We recognize research and development tax credits when receipt is probable.

We may not be able to continue to claim research and development tax credits in the future under the current research and development tax credit scheme if we cease to qualify as a small or medium-sized company which is not anticipated at the time of this filing. However, should this occur in the future we may be able to file under the U.K. research and development expenditure credit, or RDEC, regime for large companies. However, the relief available under RDEC is not as favorable as that of the SME regime.

Total estimated tax losses of £182.5 million as of September 30, 2023 were available for relief against our future profits. Unsurrendered U.K. tax losses may be carried forward indefinitely to be offset against future taxable profits, subject to numerous utilization criteria and restrictions. The amount that can be offset each year is limited to £5.0 million plus an incremental 50% of U.K. taxable profits. After accounting for tax credits receivable, we had accumulated tax losses for carry forward in the United Kingdom of £141.6 million as of September 30, 2023. However, in the event of a change in ownership of a U.K. company, certain provisions may apply to restrict the utilization of carried forward tax losses in future periods. These provisions apply where there is a major change in the nature or conduct of a trade in connection with the change in ownership. For the avoidance of doubt, we do not recognize a deferred tax asset in respect of the accumulated tax losses. In addition to our accumulated tax losses in the United Kingdom, we also had £40.9 million of accumulated tax losses as of September 30, 2023 related to our operations in Germany. We had a foreign tax expense in Germany of £0.4 million for the nine months ended September 30, 2023 (nine months ended September 30, 2022: £0.3 million).

In the event we generate revenues in the future, we may benefit from the U.K. “patent box” regime that allows profits attributable to revenues from patents or patented products to be taxed at an effective rate of 10%.

Value Added Tax, or VAT, is charged on all qualifying goods and services by VAT-registered businesses. Where applicable, an amount of 20% of goods and services is added to all sales invoices and is payable to the U.K. tax authorities. Similarly, VAT paid on purchase invoices is reclaimable from the U.K. tax authorities.

Withholding tax is payable on gross income from dividends, interest, lease of property, royalties, and other China-source passive income since the Group does not have an establishment or place of business in China.

Results of Operations

Comparison of the three and nine months ended September 30, 2023 and 2022

The following tables summarize the results of our operations for the three and nine months ended September 30, 2023 and 2022.

Consolidated Income Statements (unaudited)

	Three months ended		Nine months ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
£000s (except per share information)	£000s	£000s	£000s	£000s
Revenue	2,798	3,371	23,276	12,736
Cost of sales	(1,607)	(2,394)	(8,972)	(7,021)
Gross profit	1,191	977	14,304	5,715
Research and development costs	(8,934)	(8,771)	(34,088)	(27,206)
General and administrative expenses	(4,956)	(5,827)	(16,521)	(16,141)
Operating loss	(12,699)	(13,621)	(36,305)	(37,632)
Finance and other expenses	(8)	(34)	(97)	(34)
Finance and other income	2,046	4,329	1,058	5,348
Loss for the period before taxation	(10,661)	(9,326)	(35,344)	(32,318)
Taxation	2,411	2,223	6,489	5,592
Loss for the period after taxation	(8,250)	(7,103)	(28,855)	(26,726)
Loss per ordinary share (basic and diluted)	(7.4) pence	(7.2) pence	(26.4) pence	(28.8) pence

Revenue

Revenue for the three-month period ended September 30, 2023 decreased by £0.6 million from the same three-month period in 2022. This was mainly due a decrease in revenue from our Mallinckrodt collaboration of £2.3 million as we reacquired exclusive worldwide rights to two preclinical siRNA assets under our modified Mallinckrodt collaboration in March 2023. This was offset by an increase of £1.5 million associated with our AstraZeneca collaboration agreement as a result of advances in our collaboration.

Revenue for the nine-month period ended September 30, 2023 increased by £10.6 million from the same nine-month period in 2022. This was mainly due to an increase of £9.4 million associated with our AstraZeneca collaboration agreement as a result of advances in our collaboration and the achievement of a milestone payment of approximately £7.9 million ($10 million) triggered in the current period which has been recognized on a cumulative catch-up basis.

Cost of Sales

Cost of sales decreased £0.6 million for the three months ended September 30, 2023 as compared to the same period in 2022. The decrease was mainly due to decreased activity associated with our collaboration agreements, which fluctuates based on the timing of activities and project progression.

Cost of sales increased £2.0 million for the nine months ended September 30, 2023 as compared to the same period in 2022. There were no costs associated with revenue recognized as a result of the Mallinckrodt collaboration contract modification. The increase was mainly due to increased activity associated with our collaboration agreements, which fluctuates based on the timing of activities and project progression.

Research and Development Costs

The following table summarizes our research and development costs for the three and nine months ended September 30, 2023 and 2022, based on their classification.

	Three months ended		Nine months ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
	£000s	£000s	£000s	£000s
Research and development costs
Contracted development costs	5,712	6,038	21,703	15,232
Personnel costs	4,304	2,197	12,212	10,458
Other costs	443	536	1,828	1,516
RDEC	(1,525)	-	(1,655)	-
Total	8,934	8,771	34,088	27,206

Research and development costs increased by £0.1 million for the three months ended September 30, 2023, to £8.9 million from £8.8 million for the three months ended September 30, 2022. This was largely due to an increase in personnel expenses (including payroll, consultants, share-based payment expenses and recruitment fees) of £2.1 million. This was offset by a decrease of £1.5 million related to the RDEC scheme. This included an additional true up to the 2022 claim of £0.9 million based on the actual submission to the taxing authorities. Amounts receivable under the RDEC scheme are presented within the Income Statement as research and development costs.

Research and development costs increased by £6.9 million for the nine months ended September 30, 2023 to £34.1 million from £27.2 million for the nine months ended September 30, 2022. This was largely due to an increase in contracted research and development expenses of £6.5 million resulting from advancement of the studies for SLN124 and SLN360 compared to the same three-month period in the prior year.

General and Administrative Expenses

General and administrative expenses decreased by £0.9 million for the three months ended September 30, 2023 as compared to the same period in 2022, mainly due to decreased payroll costs.

General and administrative expenses increased by £0.4 million for the nine months ended September 30, 2023 as compared to the same period in 2022, mainly due to a £2.3 million increase in equity-based compensation related to new grants in the current period offset by a reduction of other general and administrative costs and payroll costs.

Finance and Other Income and Expenses

Finance and other income primarily relates to foreign exchange gains due to exchange rate fluctuations of £1.6 million for the three months ended September 30, 2023 compared with £4.3 million for the same period in 2022. Interest earned and accretion associated with our U.S. treasury bills was £0.4 million for the three months ended September 30, 2023 compared with nil for the same period in 2022.

For the nine months ended September 30, 2023, finance and other income primarily relates to interest earned and accretion associated with our U.S. treasury bills of £1.1 million with no comparable balance in the same period in 2022. There was no related foreign exchange gains in the nine months ended September 30, 2023 compared with a gain of 5.3 million in the same period in 2022.

There was no substantial movement in finance and other expenses in either the three or nine months ended September 30, 2023 as compared with in the same periods in 2022.

Taxation

We have recognized U.K. research and development tax credits of £2.5 million for the three months ended September 30, 2023 as compared to £2.3 million for the three months ended September 30, 2022.

We have recognized U.K. research and development tax credits of £8.1 million for the nine months ended September 30, 2023 as compared to £6.0 million for the nine months ended September 30, 2022. We received the full amount of the 2021 claim in the first quarter of 2023 and expect to receive the full amount in respect of the full year 2022 in the fourth quarter of 2023.

Quantitative and Qualitative Disclosures about Market Risk

Market risk arises from our exposure to fluctuation in interest rates and currency exchange rates. These risks are managed by maintaining an appropriate mix of cash deposits in the two main currencies we operate in, which is placed with a variety of financial institutions for varying periods according to expected liquidity requirements.

Interest Rate Risk

As of September 30, 2023, we had cash and cash equivalents including U.S. treasury bills of £58.8 million (December 31, 2022: £71.1 million). Our exposure to interest rate sensitivity is impacted primarily by changes in the underlying U.K. and U.S. bank interest rates. Our surplus cash and cash equivalents are invested in interest-bearing savings accounts and fixed term and fixed interest rate term deposits from time to time. We have not entered into investments for trading or speculative purposes in the year ended December 31, 2022 or the nine months ended September 30, 2023. Due to the conservative nature of our investment portfolio, which is predicated on capital preservation of investments with short-term maturities, an immediate one percentage point change in interest rates would not have a material effect on the fair market value of our portfolio, and therefore we do not expect our operating results or cash flows to be significantly affected by changes in market interest rates.

Currency Risk

The consolidated financial statements are presented in U.K. pounds sterling. The individual financial statements of each Group entity are prepared in the currency of the primary economic environment in which the entity operates (its functional currency). Our transactions are commonly denominated in U.K pounds sterling, however, we receive payments under our collaboration agreements in U.S. dollars and we incur a portion of our expenses in other currencies, primarily Euros, and are exposed to the effects of these exchange rates. We seek to minimize this exposure by maintaining currency cash balances at levels appropriate to meet foreseeable short to mid-term expenses in these other currencies. Where significant foreign currency cash receipts are expected, we consider the use of forward exchange contracts to manage our exchange rate exposure.

Counterparty, Credit and Liquidity Risk

Our cash, cash equivalents and term deposits are on deposit with financial institutions with a credit rating equivalent to, or above, the main U.K. clearing banks. We invest our liquid resources based on the expected timing of expenditures to be made in the ordinary course of our activities. All financial liabilities are payable in the short term, meaning no more than three months, and we maintain adequate bank balances in either instant access or short-term deposits to meet those liabilities as they fall due. We believe we have had minimal credit risk relating to our trade receivables as of September 30, 2023 and December 31, 2022, which consisted solely of amounts due from AstraZeneca, Mallinckrodt, and Hansoh.

Critical Accounting Policies, Judgments and Estimates

In the application of our accounting policies, we are required to make judgments, estimates, and assumptions about the value of assets and liabilities for which there is no definitive third-party reference. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. We review our estimates and assumptions on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revisions and future periods if the revision affects both current and future periods.

The following are our critical judgments that we have made in the process of applying our accounting policies and that have the most significant effect on the amounts recognized in our consolidated financial statements included elsewhere in this report.

Revenue Recognition under Collaboration Agreements

During the nine months ended September 30, 2023 and the nine months ended September 30, 2022, a significant portion of our revenue from collaboration agreements was derived from our agreements with AstraZeneca, Mallinckrodt and Hansoh. Mallinckrodt obtained an exclusive worldwide license for three RNAi programs, AstraZeneca obtained an exclusive worldwide option to license up to ten RNAi targets and Hansoh obtained an exclusive option to license up to two targets in Greater China, Hong Kong, Macau and Taiwan and a third target worldwide.

We have out-licensed the rights to some of our intellectual property associated with our siRNA stabilization chemistry technology to AstraZeneca in the context of a Research Collaboration, Option and License Agreement dated March 24, 2020, under which we and AstraZeneca will collaborate to discover, develop and commercialize siRNA therapeutics for the treatment of cardiovascular, renal, metabolic and respiratory diseases. AstraZeneca made an upfront cash payment of $60 million, of which $20 million was paid in May 2020 and the remaining $40 million was paid in May 2021. The license of the intellectual property and the R&D services are not distinct, as AstraZeneca cannot benefit from the intellectual property absent the R&D services, as those R&D services are used to discover and develop a drug candidate and to enhance the value in the underlying intellectual property, which could not be performed by another party, indicating that the two are highly interrelated. On this basis, we have concluded that there is a single performance obligation covering both the R&D services and the license of the intellectual property in respect of each target. We recognize revenue over the duration of the contract based on an input method based on cost to cost. The upfront payment has been allocated evenly between the ten targets on the basis of a benchmarking exercise that took into account the standalone selling price per target, of similar precedent transactions that had been publicly announced by comparable companies. Subsequent milestones are allocated to the target to which they are related. The upfront and milestone payments will be recognized as revenue as the services are provided. We anticipate initiating work on five targets in the early stages of the collaboration, with AstraZeneca having the option to extend the collaboration to a further five targets. Under the collaboration, utilizing our technology, we are responsible for designing siRNA molecules against gene targets selected by AstraZeneca, and for manufacturing of material to support GLP toxicology studies and phase 1 clinical trials. We and AstraZeneca will collaborate during the discovery phase, and AstraZeneca will lead clinical development and commercialization of molecules arising from the collaboration. For each target selected under the collaboration, we will be eligible to receive up to $140 million in milestone payments upon the achievement of milestones relating to initiation of specified clinical trials, the acceptance of specified regulatory filings and the first commercial sale in specified jurisdictions. AstraZeneca has the right to terminate the agreement in its entirety or on a target-by-target basis, for any reason upon specified prior written notice to us. We may terminate the agreement on a target-by-target basis in the event that AstraZeneca begins a legal or administrative proceeding challenging the patentability, validity, ownership or enforceability of our patents. Either party may terminate the agreement on a target-by-target basis upon a material breach by the other party that is not cured within a specified period after receiving written notice, or in its entirety upon giving written notice following the other party’s bankruptcy, insolvency or similar instance.

We granted an exclusive worldwide license to our complement C3 targeting program, SLN501, with options to license two additional complement-mediated disease targets, to Mallinckrodt plc in July 2019 to develop and commercialize RNAi drug targets designed to silence the complement cascade in complement-mediated disorders, with Mallinckrodt exercising the option for two additional targets from us in July 2020. The license of the intellectual property and the R&D services are not distinct, as Mallinckrodt cannot benefit from the intellectual property absent the R&D services, as those R&D services are used to discover and develop a drug candidate and to enhance the value in the underlying intellectual property, which could not be performed by another party, indicating that the two are highly interrelated. On this basis, we have concluded that there is a single performance obligation covering both the R&D services and the license of the intellectual property in respect of each target (i.e. one for the initial target and one for each additional optioned complement-mediated disease targets which represent material rights). We recognize revenue over the duration of the contract based on an input method based on cost to cost.

The agreement with Mallinckrodt has four elements of consideration:

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a fixed upfront payment, which we received in July 2019;
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subsequent milestone payments, which are variable because they depend upon our achievement of specified development, regulatory and commercial milestones;

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payments in respect of certain research personnel costs on an FTE, basis, which costs are variable depending on activity under the collaboration; and
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funding for phase 1 clinical development and certain preparatory activities, including GMP manufacturing, which costs are also variable.

The upfront payment has been allocated evenly between the initial target and the optioned complement-mediated disease targets, because the compounds are at a similar stage of development, on the basis of a benchmarking exercise that took into account the standalone selling price per target, of similar precedent transactions that had been publicly announced by comparable companies. The upfront payment will be recognized as revenue in line with the time period over which services are expected to be provided.

In March 2023, the Company reacquired exclusive worldwide rights to two preclinical siRNA assets under its Mallinckrodt collaboration, which resulted in a modification of the agreement. No additional performance obligations were identified as a result of the modification as there were no additional goods or services to be provided by the Company and the modification resulted in the partially satisfied performance obligations relating to the two reacquired targets becoming fully satisfied as the Company was no longer obligated to develop these targets. SLN501, the C3 targeting program, remains under the original collaboration agreement. The Company has accounted for the modification as if it were part of the existing contract as the remaining services to be delivered form part of a single performance obligation that is partially satisfied at the date of contract modification. The effect of the contract modification was the consideration originally received for the two preclinical siRNA assets was reallocated to SLN501. The Company has recognized the effect of the contract modification on the measure of progress towards complete satisfaction of the performance obligation and recognized an adjustment to revenue at the date of the contract modification on a cumulative catch-up basis. In relation to the reacquired targets, the Company will potentially pay future success-based milestones and low single digit royalties on net sales if the projects advance. The Company will recognize these variable success-based milestones as an intangible asset at cost when triggered. Any royalties will be expensed in cost of sales.

We granted an exclusive option to license two targets in Greater China, Hong Kong, Macau and Taiwan following the completion of phase 1 studies to Hansoh on October 15, 2021. We will retain exclusive rights for those two targets in all other territories. Silence will be responsible for all activities up to option exercise and will retain responsibility for development outside the China region post phase 1 studies. Hansoh will also have the exclusive option to license global rights to a third target at the point of IND filing. Hansoh will be responsible for all development activities post option exercise for the third target. Hansoh made a $16 million upfront payment to us in December 2021 which has been allocated between the three targets based on geography for each option, amount of reimbursable costs for activities provided by Silence for each target, as well as a benchmarking exercise that took into account the standalone selling price per target based on similar precedent transactions that had been publicly announced by comparable companies. Subsequent milestones are allocated to the target to which they are related. The upfront payment and subsequent milestone payments, which are variable and depend upon probability of achievement of specified development, regulatory and commercial milestones, will be recognized as revenue in line with the time period over which services are expected to be provided. The license of the intellectual property and the R&D services are not distinct, as Hansoh cannot benefit from the intellectual property absent the R&D services, as those R&D services are used to discover and develop a drug candidate and to enhance the value in the underlying intellectual property, which could not be performed by another party, indicating that the two are highly interrelated. On this basis, we have concluded that there is a single performance obligation covering both the R&D services and the license of the intellectual property in respect of each target. We recognize revenue over the duration of the contract based on an input method based on cost to cost.

For all the collaboration agreements listed above the cost to cost method is considered to be the best available measure of our effort during the contract period. The total cost estimate for the contract includes costs expected to be incurred during the contract period. Other variable elements of consideration will only begin to be recognized when it is considered highly probable that a significant reversal of the amounts will not occur.

For the nine months ended September 30, 2023 and 2022, we determined actual costs and forecast costs for the remainder of the contract. We calculated total contract costs across the contract term, including costs that will be reimbursed to us, and costs incurred to date as a percentage of total contract costs. We multiplied this percentage by the consideration deemed highly probable of not having a significant reversal, calculating the cumulative revenue to be recognized. When variable consideration increases due to a further milestone becoming highly probable that a significant reversal of revenue will not occur, a catch-up in revenue is recorded to reflect efforts already expended by us up to that point.

Recognition of Clinical Trial Expenses

As part of the process of preparing our consolidated financial statements, we may be required to estimate accrued expenses related to our preclinical studies and clinical trials. In order to obtain reasonable estimates, we review open contracts and purchase orders. In addition, we communicate with applicable personnel in order to identify services that have been performed, but for which we have not yet been invoiced. In most cases, our vendors provide us with monthly invoices in arrears for services performed. We confirm our estimates with these vendors and make adjustments as needed. Examples of our accrued expenses include fees paid to CROs for services performed on preclinical studies and clinical trials and fees paid for professional services.

Recent Accounting Pronouncements

We have reviewed new IFRS standards issued and updates to existing standards in the reporting period and concluded that none of the recent pronouncements are relevant to Silence Therapeutics plc (either because they relate to standards not relevant to Silence Therapeutics plc or because they have not yet become effective; and there is currently no preference for early adoption). We did not change our accounting policies or make retrospective adjustments as a result.

Implications of Being an Emerging Growth Company and a Foreign Private Issuer

We have taken advantage of reduced reporting requirements in this report. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold equity securities.

Emerging Growth Company

As of the date of this filing, we are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As such, we may take advantage of certain exemptions from various reporting requirements that are applicable to publicly traded entities that are not emerging growth companies. These exemptions include:

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an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002, as amended;
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to the extent that we no longer qualify as a foreign private issuer, (i) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and (ii) exemptions from the requirement to hold a non-binding advisory vote on executive compensation, including golden parachute compensation; and
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an exemption from compliance with the requirement that the Public Company Accounting Oversight Board has adopted regarding a supplement to the auditor’s report providing additional information about the audit and the financial statements.

We will remain an emerging growth company until the earliest of (a) the last day of our fiscal year during which we have total annual gross revenue of at least $1.235 billion; (b) December 31, 2025; (c) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, which would occur if the market value of our equity securities that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter. As of June 30, 2023, we did not exceed this threshold. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act.

Foreign Private Issuer

We report under the Securities Exchange Act of 1934, as amended, or the Exchange Act, as a non-U.S. company with foreign private issuer status. Even after we no longer qualify as an emerging growth company, as long as we continue to qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

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the rules under the Exchange Act requiring domestic filers to issue financial statements prepared under U.S. GAAP;

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the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;
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the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
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the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial statements and other specified information, and current reports on Form 8-K upon the occurrence of specified significant events.

Notwithstanding these exemptions, we will file with the SEC, per foreign private issuer requirements.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held directly or indirectly by U.S. residents and any of the following three circumstances applies: (i) the majority of our executive officers or directors are U.S. citizens or residents, (ii) more than 50% of our assets are located in the United States or (iii) our business is administered principally in the United States.

Liquidity and Capital Resources

Overview

Since our inception, we have incurred significant operating losses and negative cash flows. We anticipate that we will continue to incur losses for the foreseeable future. We expect that our research and development and administrative expenses will increase in connection with conducting clinical trials and seeking marketing approval for our product candidates, as well as costs associated with operating as a public company in the United States.

As of September 30, 2023, we had cash and cash equivalents of £58.8 million ($71.7 million). To date, we have financed our operations primarily through the issuances of our equity securities and from upfront, milestone and research payments under collaboration agreements with third parties.

We have no ongoing material financing commitments, such as lines of credit or guarantees, that are expected to affect our liquidity over the next five years, other than operating leases.

On October 15, 2021, we entered into an Open Market Sale Agreement, or the Sales Agreement, with Jefferies LLC, or Jefferies, under which Jefferies, as our exclusive agent, at our discretion and at such times that we may determine from time to time, may sell over a three-year period from the execution of the Sales Agreement up to a maximum of $100.0 million of ADSs. Under the terms of the Sales Agreement, Jefferies may sell the ADSs at market prices by any method that is deemed to be an "at the market offering" as defined in Rule 415 under the Securities Act of 1933, as amended. The ADSs offered under the Sales Agreement are being offered pursuant to a registration statement on Form F-3 that became effective on October 22, 2021. We may offer and sell up to $300.0 million of our shares, represented by ADSs, from time to time in one or more offerings. During the nine months ended September 30, 2023, we sold 2.5 million ADSs for net proceeds of approximately $19.5 million. As of September 30, 2023, approximately $80.5 million of ADSs remained available under the Sales Agreement.

We believe that our current cash and cash equivalents of £58.8 million ($71.7 million), as well as additional future milestone payments of up to $10 million from existing collaboration agreements, will extend the ability to fund operations into the first quarter of 2025.

Refer to Note 2 of the unaudited condensed consolidated financial statements for additional discussion of liquidity and capital resources.

Cash Flows

The following table summarizes the results of our cash flows for the nine months ended September 30, 2023 and 2022.

	Nine months ended
	September 30, 2023	September 30, 2022
	£000s	£000s
Net cash outflow from operating activities	(27,484)	(32,048)
Net cash inflow/(outflow) from investing activities	16,048	(128)
Net cash inflow from financing activities	15,235	43,005
(Decrease)/increase in cash and cash equivalents	3,799	10,829

Operating activities

Net cash outflow from operating activities was reduced by £4.6 million. This was mainly due to milestone payments from collaboration agreements of £11.1 million for the nine months ended September 30, 2023 (2022: £3.7 million) and payment of our 2021 R&D tax credit of £6.9 million (2022: nil) offset by increased spend on research and development costs.

Investing activities

Net cash inflow from investing activities relates to redemptions of U.S. treasury bills offset by purchases for the period ended September 30, 2023. There was no substantial cash flow from investing activity for the period ended September 30, 2022.

Financing activities

During the nine months ended September 30, 2023 we sold 2.5 million ADSs for net proceeds of approximately £15.8 million before deducting £0.7 million in placement agent fees and other expenses.

During the nine months ended September 30, 2022, we sold 6.0 million ADSs in a registered direct offering with aggregate gross proceeds of £46.4 million, before deducting £3.3 million in placement agent fees and other expenses.

Operating and Capital Expenditure Requirements

We have not achieved profitability on an annual basis since our inception, and we expect to incur net losses in the future. We expect that our operating expenses will increase as we continue to invest to grow our product pipeline, hire additional employees and increase research and development expenses.

Additionally, as a public company, we incur significant additional audit, legal and other expenses. We believe that our existing capital resources will be sufficient to fund our operations, including currently anticipated research and development activities and planned capital spending, at least for the next twelve months.

Our future funding requirements will depend on many factors, including but not limited to:

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the scope, rate of progress and cost of our clinical trials, preclinical programs and other related activities;
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the extent of success in our early preclinical and clinical-stage research programs, which will determine the amount of funding required to further the development of our product candidates;
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the cost of manufacturing clinical supplies and establishing commercial supplies of our product candidates and any products that we may develop;
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the costs involved in filing and prosecuting patent applications and enforcing and defending potential patent claims;
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the outcome, timing and cost of regulatory approvals of our product candidates;

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the cost and timing of establishing sales, marketing and distribution capabilities; and
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the costs of hiring additional skilled employees to support our continued growth and the related costs of leasing additional office space.

Trend Information

Other than as disclosed elsewhere in this Report on Form 6-K, we are not aware of any trends, uncertainties, demands, commitments or events since September 30, 2023 that are reasonably likely to have a material adverse effect on our net revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and do not currently have, any off-balance sheet arrangements.

Contractual Obligations and Commitments

The following table summarizes our contractual commitments and obligations as of September 30, 2023 and December 31, 2022.

	September 30, 2023	Dec 31, 2022
	£000s	£000s
Lease liability - Non-current	114	-
Lease Liability - Current	201	446
Total lease liability	315	446

The lease liability recognized on the balance sheet comprises the Group’s London office, which was renegotiated upon completion of the original term, with the new term beginning in September 2022. There are two short-term leases in Berlin, Germany and a lease in New Jersey, United States, not included in the lease liability above. Both leases in Berlin are on a rolling contract basis with either party being able to end the lease with a cancellation notice period of 11.5 months, while the lease in the United States is on a rolling contract basis with a notice period of three months, thus allowing exemption using the practical expedient.

At September 30, 2023, the Group had a gross commitment on its office rental in Berlin, Germany and the United States equal to £0.4 million (December 31, 2022: £0.3 million) in the next year. No amounts are payable after more than one year.

We have agreed to make payments to CROs and manufacturers under various CRO and manufacturing agreements that generally provide for our ability to terminate on short notice. We have not included any such contingent payment obligations in the table above as the amount, timing and likelihood of such payments are not fixed or determinable.

RISK FACTORS

Our business has significant risks. You should carefully consider the risk factors set out in Part I, Item 3D “Risk Factors” of our Annual Report on Form 20-F for the year ended December 31, 2022 and the disclosures set out in this Report, including our unaudited condensed consolidated financial statements and the related notes, before making an investment decision regarding our securities. The risks and uncertainties described are those significant or material risk factors currently known and specific to us that we believe are relevant to our business, results of operations and financial condition. Additional risks and uncertainties not currently known to us or that we now deem immaterial may also impair our business, results of operations and financial condition.

As of and for the periods ended September 30, 2023, there have been no material changes from the risk factors previously disclosed by us in Part I, Item 3D. Risk Factors of our Annual Report on Form 20-F for the year ended December 31, 2022, other than the following, which shall be deemed to amend and supplement such risk factors.

The United Kingdom may impose a 1.5% stamp duty on our future issuances of ADSs.

Recently-enacted U.K. legislation (the Retained EU Law (Revocation and Reform) Act 2023) provides for the revocation of EU laws and rights which, notwithstanding Brexit, currently remain effective in the U.K. Certain aspects of the stamp duty and stamp duty reserve tax treatment of our ordinary shares and ADSs are based on such EU laws and rights. Accordingly, unless steps are taken by the U.K. government and/or parliament to preserve the current position (for example, by passing regulations under powers conferred by the legislation), then this could, in particular, result in a charge to stamp duty reserve tax, at the rate of 1.5% of the issue price, on the issuance of ADSs after December 31, 2023, which would represent an additional cost if we seek to raise further capital through the issuance of ADSs.